SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

November 19, 2008

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published November 19, 2008.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
November 19, 2008	Press Release	Richard Hultin named new President of Skanska Commercial Development Europe	law and by the listing agreement with Stockholm Stock Exchange

Press Release

November 19, 2008
08:30 am CET

Richard Hultin named new President of Skanska Commercial Development Europe

Skanska has appointed Richard Hultin new President of Skanska Commercial Development Europe. He succeeds Lars Vardheim, with whom new opportunities within Skanska are now being discussed.

Richard Hultin joined the company in 1981 and since then has primarily been involved in the development of commercial projects and during the past 15 years in various executive positions. Most recently, he served as President of Skanska Öresund, which is engaged in property development in the Öresund region, mainly Malmö and Copenhagen, within Skanska Commercial Development Nordic.

"We are pleased to be able to benefit from Richard's long and broad experience. He has been active in all phases of our development of commercial projects and has a long track record of favorable results. Moreover, he has the right values and an open leadership style that we believe will ensure his success also in his new position," says Johan Karlström, President and CEO of Skanska.

Skanska Commercial Development Europe initiates and develops office and logistic property projects. Operations are focused on the metropolitan areas of Hungary, the Czech Republic and Poland.

Skanska Commercial Development Europe is divided into three regional companies: Skanska Property Hungary, Skanska Czech Republic and Skanska Property Poland.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

END

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.